SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

         Entergy Nuclear Vermont Investment Company
                   520 Governor Hill Road
                      Vernon, VT  05302

     This certificate is notice that Entergy Nuclear Vermont Investment Company, a Delaware corporation, (the "Company") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Promissory note issued by the
             Company pursuant to the terms of a
             Credit Agreement between Entergy
             Nuclear Finance, Inc. ("ENF") and
             Entergy Nuclear Vermont Investment
             Company ("ENVIC"), which Credit
             Agreement (and related Note) was
             entered into on July 30, 2002 (the
             "Credit Agreement").

      2.     Issue, renewal or guaranty:
             Issuance

      3.     Principal amount of each security:
             Not to exceed $175,000,000 at any
             time outstanding.

      4.     Rate of interest per annum of each
             security:
             ENF's effective cost of capital, as
             defined under Rule 52(b) under the
             Public Utility Holding Company Act
             of 1935, as determined from time to
             time by ENF and notified to ENVIC,
             in each case, computed on the basis
             of a 365 day year for the actual
             number of days (including the first
             day, but excluding the last)
             occurring in the period such
             interest is payable.

      5.     Date of issue, renewal or guaranty
             of each security:
             A Note in the amount of $175,000,000
             was issued by the Company to ENF on
             July 30, 2002.

      6.     If renewal of security, give date of
             original issue:
             Not applicable

      7.     Date of maturity of each security:
             Each advance shall mature at such
             time as provided in the Credit
             Agreement or the promissory note,
             but in any event not later than July
             30, 2007.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             Entergy Nuclear Finance, Inc.

      9.     Collateral given with each security,
             if any:
             Not applicable

     10.     Consideration received for each
             security:
             The full principal amount of each
             advance.

     11.     Application of proceeds of each
             security:
             To be used by the Company to meet
             its expenses and to make investments
             in or loans to affiliated
             businesses.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6 (b):
             b. the provisions contained in the
                fourth sentence of Section 6
                (b):
             c. the provisions contained in any
                rule of the Commission other
                than Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             on par value on the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).



                            ENTERGY NUCLEAR VERMONT
                            INVESTMENT COMPANY

                            BY: /s/ Nathan E. Langston
                                   Nathan E. Langston
                               Senior Vice President and
                                Chief Accounting Officer

Date: August 8, 2002